UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

FACET BIOTECH CORPORATION

(Name of Subject Company)

FACET BIOTECH CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30303Q103

(CUSIP Number of Class of Securities)

Francis Sarena
Vice President, General Counsel and Secretary
1500 Seaport Boulevard
Redwood City, CA 94063
(650) 454-1000
(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Richard Capelouto

Kirsten Jensen

Robert Spatt

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed by Facet Biotech Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 1, 2009 (together with the exhibits and annexes thereto, the “Schedule 14D-9”), relating to the tender offer commenced by FBC Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Biogen Idec Inc., a Delaware corporation (“Biogen Idec”), to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), together with the associated rights to purchase shares of Series A Preferred Stock (“Rights”, and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of September 7, 2009, between the Company and Mellon Investor Services LLC, as Rights Agent, at a purchase price of $14.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes and upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Purchaser with the SEC on September 21, 2009. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Offer”. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.  The Solicitation or Recommendation

Item 4 of the Statement is hereby amended and supplemented by inserting the following paragraphs after the last paragraph in the section of the Statement entitled “Background of the Offer”:

On October 1, 2009, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, reporting that the Board had unanimously determined to recommend that the Company’s stockholders reject the Offer and not tender their Shares to Purchaser pursuant to the Offer.

Later on October 1, 2009, the Compensation Committee approved certain amendments to the agreements governing the equity awards that the Company has granted to employees who are not participants in the Severance Plan (“Non-RSP Employees”) and approved the Company’s adoption of a severance plan for Non-RSP Employees that would provide benefits to Non-RSP Employees upon certain terminations of employment following a change in control of the Company.  These amendments and severance benefits were announced to Company employees on October 2, 2009 and are further described in Item 8 below under “Employee Programs”.

ITEM 8.  Additional Information

Item 8 of the Statement is hereby amended and supplemented by inserting the following paragraphs immediately prior to the section of the Statement entitled “Forward Looking Statements”:

Employee Programs

On October 1, 2009, the Compensation Committee approved certain amendments to the agreements governing the equity awards that the Company has granted to Non-RSP Employees and the adoption by the Company of a severance plan for Non-RSP Employees that would provide benefits to Non-RSP Employees upon certain terminations of employment following a change of control of the Company.  The intended purpose of these programs is to promote employee retention in light of the uncertainty created by the Offer.  All of the Company’s officers are participants in the Severance Plan and therefore are not eligible for any benefits under these programs approved by the Compensation Committee on October 1, 2009.  These programs would provide severance benefits to a Non-RSP Employee in the event the Non-RSP Employee is terminated without cause or resigns after a constructive termination within 12 months after a change in control of the Company.  Prior to October 1, 2009, the agreements governing stock options (“Non-RSP Options”) and restricted stock awards held by Non-RSP Employees (together with the Non-RSP Options, the “Non-RSP Awards”) provided for acceleration of vesting of 50% of the Non-RSP Awards held by a Non-RSP Employee who was terminated without cause or resigned after a constructive termination within 12 months after a change in control of the Company and for acceleration of 50% of any Non-RSP Options that were not assumed or substituted for upon a change in control of the Company.  On October 1, 2009, the Compensation Committee amended each Non-RSP Award to increase the amount of acceleration of vesting under the same circumstances to 100%.  In addition, the severance benefits include a cash payment of six to nine months salary based on completed years of service, continuation of health insurance benefits for a period of six to nine months and two to four months of outplacement services.  The Compensation Committee also expects that to the extent a change in control of the Company occurs prior to the time the Company would pay 2009 bonuses, it would approve the payment of 2009 bonuses at target to employees upon the change in control (pro-rated for the number of months worked during 2009).

ITEM 9.  Exhibits

Item 9 of the Statement is hereby revised and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(6)	Presentation to Employees, dated October 2, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FACET BIOTECH CORPORATION

By:	/s/ FRANCIS SARENA
Name:	Francis Sarena
Title:	Vice President, General Counsel
and Secretary

Dated:	October 2, 2009